Industrias Bachoco Announces Fourth Quarter and Full Year 2012 Results

CELAYA, Mexico, Feb. 7, 2013 /PRNewswire/ -- Industrias Bachoco S.A.B. de C.V., "Bachoco" or "the Company", announced today its unaudited results for the fourth quarter ("4Q12") and full year 2012 ("Y12") ended December 31, 2012. All figures have been prepared in accordance with International Financial Reporting Standard ("IFRS"), and are presented in nominal million Mexican Pesos ("Peso" or "Ps.").

HIGHLIGHTS (comparison with the same periods in 2011)

  Net sales increased 25.0% and 41.8% in 4Q12 and Y12 respectively, mainly as a result of the integration of the Company's new operation in the United States.
  EBITDA margin was 8.5% in 4Q12 and 8.7% in Y12.
  Earnings per share totaled Ps. 0.92 in 4Q12, and Ps. 3.60 in Y12 compared to a negative result Ps. 0.04 in 4Q11 and earnings of Ps. 0.28 in 2011.

CEO COMMENTS

"Supply and demand remained balanced across our main product lines, with sound prices during most part of the quarter, helped by the holiday season at the end of this period, which fostered consumption mainly of chicken products.

Fourth quarter results concluded a positive year for the Company in terms of operating and financial results, a recovery from results reported in 2011, which was one of the most difficult years in the Company's history.

It has been one year since Bachoco entered the United States market through the acquisition of OK Industries. We continue to integrate OK Industries into the Company's operations, in line with Bachoco's overall strategy.

In addition, it is important to highlight that Bachoco had a solid financial structure throughout 2012, reporting negative net debt on the Balance Sheet, which we consider one of Bachoco's primary strengths."

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal Pesos with comparative figures for the same periods in 2011.

	QUARTERLY		YEAR
In millions of pesos	4Q11	4Q12	2011	2012
Net sales	Ps. 8,564.3	Ps. 10,705.3	Ps. 27,740.6	Ps. 39,348.1
Net sales Mexico	7,191.1	8,007.3	26,364.9	31,228.9
Net sales in the U.S.	1,373.2	2,698.0	1,373.2	8,119,1
Cost of sales	Ps. 7,887.1	Ps. 9,135.0	Ps. 24,754.7	Ps. 33,357.7
Gross profit	677.2	1,570.3	2,985.9	5,990.4
Total expenses	851.1	872.6	2,951.9	3,371.1
Net income (loss)	-26.9	554.2	165.2	2,159.1

NET SALES

Net sales increased 25.0% during 4Q12 and, 41.8% during Y12, mainly as a result of the integration of the Company's new operation in the United States, which was acquired in November 2011.

Quarterly Sales (4Q12 vs. 4Q11)

Net sales in 4Q12 totaled Ps. 10,705.3 million, higher than the Ps. 8,564.3 million in net sales reported the same period in 2011. The increase was due to increases across all main business lines, with balanced and stable demand and supply.

Annual Sales (Y12 vs. Y11)

Net Sales in Y12 totaled Ps. 39,348.1, 41.8% more than Ps. 27,740.6 million in net sales in Y11, mainly as a result of 45.6% increase in chicken sales, due to the integration of OK Industries sales to Bachoco.

OPERATING RESULTS

Gross profit in 4Q12 was Ps. 1,570.4 million resulting in a gross margin of 14.7%, compared to a gross profit of Ps. 677.2 million with a gross margin of 7.9% in 4Q11. Meanwhile, the gross margin totaled 15.2% in 2012, compared to 10.8% in 2011.

As a result of strict control of operating expenses, Bachoco reported improvements in 2012; in 4Q12, total expenses represented 8.2% of total sales compared to 9.9% of total sales in 4Q11. For 2012, total expenses represented 8.6% of total sales compared to 10.6% reported in 2011.

	QUARTERLY			YEAR
In million of pesos	4Q11	4Q12	Var.	2011	2012	Var.
Financial income (expense) net	Ps. 40.0	Ps. 46.5	16.1%	Ps. 177.8	Ps. 159.5	-10.3%
Financial income	88.5	86.0	-2.8%	280.8	293.3	4.5%
Financial expense	48.4	39.5	-18.4%	102.9	133.8	30.0%

The Company reported comprehensive financial income of Ps. 46.5 million for 4Q12, and Ps. 159.5 million for 2012. This was mainly due to interest earned on the Company's cash position, which remained strong throughout the year.

Total taxes for 4Q12 were Ps. 140.4 million and Ps. 583.5 million for 2012.

	QUARTERLY		YEAR
In million of pesos	4Q11	4Q12	2011	2012
Total tax expense (benefit)	-Ps. 84.7	Ps. 140.4	Ps. 632.3	Ps. 583.5

Net income was Ps. 554.2 million in 4Q12 (Ps. 0.92 per share), compared to a net loss of Ps. 26.9 million (-Ps. 0.04 per share) reported in 4Q11. Meanwhile, net income for 2012 was Ps. 2,159.1 million (Ps. 3.60 per share), compared to net income of Ps. 165.2 million (Ps. 0.28 per share) reported in 2011.

Adjusted EBITDA

Adjusted EBITDA in 4Q12 reached Ps. 911.2 million, representing a margin of 8.5%, compared to adjusted EBITDA of Ps. 79.0 million in 4Q11. Adjusted EBITDA margin in 2012 was 8.7%, compared to 2.9% in 2011.

The following chart shows reconciliation of adjusted EBITDA and adjusted EBITDA margin to consolidated net income.

	Fourth Quarter		Full Year
In million of pesos as of December 31:	2011	2012	2011	2012
Net income (loss)	-$ 27	$ 554	$ 165	$ 2,159
Income tax expense (benefit)	(85)	140	632	583
Share of results in associates	1	3	2	7
Comprehensive financial (income) expense, net	(40)	(46)	(178)	(160)
Depreciation and amortization	253	214	778	815
EBITDA RESULT	102	864	1,400	3,404
EBITDA margin	1.2%	8.1%	5.05%	8.65%
Other expense (income) net	(23)	47	(588)	29
Adjusted EBITDA result	79	911	812	3,434
Adjusted EBITDA margin	0.9%	8.5%	2.9%	8.7%
Net revenues	8,564	10,705	27,741	39,348

BALANCE SHEET

Cash and equivalents as of December 31, 2012 totaled Ps. 5,138.1 million compared to Ps. 3,036.4 million reported as of December 31, 2011, while net debt was a negative Ps. 2,396.8 million.

As of December 31, 2012, total debt was Ps. 2,741.2 million pesos compared to Ps. 1,837.4 million reported as of December 31, 2011. The Company's debt is broken down as follows:

In millions of pesos	As of Dec 31, 2011	As of Dec 31, 2012	Var.
Short term debt	Ps. 1,453.0	Ps. 1,207.1	-16.9%
Long term debt	384.4	34.1	-91.1%
Long term debt (Bond issue)	0.0	1,500.0	100.0%
Total debt	1,837.4	2,741.2	49.2%
Net debt[2]	-1,199.0	-2,396.8	99.9%
[2] Net debts equal to: total debt minus total cash and equivalents.

CAPITAL EXPENDITURES

Total CAPEX as of December 31, 2012 was Ps. 835.9 million, mainly allocated toward productivity projects and maintenance.

STOCK INFORMATION

As of December 31, 2012
Total Shares	600,000,000
Total free float	17.25%
Total shares in treasury (as of December 31, 2012)	0
Total shares in treasury (as of February 07, 2012)	0
Market cap (millions)	Ps. 18,078
STOCK	BMV	NYSE
Ticker Symbol	Bachoco	IBA
Closing price as of December 31, 2012	Ps. 30.13	USD$ 27.92
Maximums closing price within the 52 weeks	Ps. 30.13	USD$ 27.97
Minimums closing price within the last 52 weeks	Ps. 20.59	USD$ 18.86
Pricing yield in 2012	35.1%	46.4%

APPENDICES TO FOLLOW

For reference, some figures have been translated in millions of U.S. dollars ("USD") using an exchange rate of $12.87, that corresponds to the close of December 31, 2012, according to Mexico's National Bank.

1. Consolidated Statement of Financial Position

-Unaudited-
In million of pesos	As of Dec 31, 2011	As of Dec 31, 2012	U.S. Dollar As of Dec 31, 2012
ASSETS
Cash and cash equivalents	$ 3,036	$ 5,138	$ 399
Total accounts receivable	2,333	2,387	185
Inventories	4,780	6,258	486
Other current assets	712	306	24
Total current assets	10,860	14,089	1,095
Net property, plant and equipment	11,755	11,509	894
Other non current assets	1,869	2,051	159
TOTAL ASSETS	$ 24,484	$ 27,649	$ 2,148
LIABILITIES
Notes payable to banks	1,453	1,207	94
Accounts payable	2,411	2,926	227
Other taxes payable and other accruals	606	668	52
Total current liabilities	4,470	4,801	373
Long-term debt	384.4	1,534	119
Other non current liabilities	69	68	5
Deferred income taxes	2,522	2,521	196
Total long-term liabilities	2,976	4,123	320
TOTAL LIABILITIES	$ 7,446	$ 8,925	$ 693
STOCKHOLDERS' EQUITY
Capital stock	1,393	1,393	108
Commission in shares issued	459	459	36
Repurchased shares	93	104	8
Retained earnings	13,975	15,835	1,230
Others accounts	1,059	875	68
Total majority stockholder's equity	16,978	18,665	1,450
Minority interest	60	60	5
TOTAL STOCKHOLDERS' EQUITY	$ 17,038	$ 18,724	$ 1,455
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 24,485	$ 27,649	$ 2,148

2. Consolidated Statement of Income

-Unaudited-
	Fourth Quarter		U.S. Dollar (1)	Full Year		U.S. Dollar (1)
In million of pesos as of December 31:	2011	2012	2012	2011	2012	2012
Net sales	$ 8,564	$ 10,705	$ 831.8	$ 27,741	$ 39,348	$ 3,057
Cost of sales	7,887	9,135	$ 709.8	24,755	33,358	2,592
Gross profit	677	1,570	$ 122.0	2,986	5,990	465
total expenses	851	873	$ 67.8	2,952	3,371	262
Operating income	(174)	698	$ 54.2	34	2,619	204
Other income (expense) net	23	(47)	-$ 3.6	588	(29)	(2)
Comprehensive financing (cost) income	40	46	$ 3.6	178	160	12
Share of results in associates	(1)	(3)	-$ 0.2	(2)	(7)	(1)
Income before income tax, asset tax	(112)	695	$ 54.0	798	2,743	213
Total income taxes	(85)	140	$ 10.9	632	583	12
Net income	(27)	554	$ 43.1	165	2,159	201
Net controlling interest income	3	3	$ 0.3	5	10	201
Non-controlling interest income	(30)	551	$ 42.8	160	2,149	(188)
Net income per share (EPS)	(0.04)	0.92	$ 0.1	0.28	3.60	0.33
Total Shares outstanding (million)	600	600	$ 600.0	600	600	600

EBITDA Result	$ 79	$ 911.2	$ 71	$ 812	$ 3,433.9	$ 267
EBITDA margin	0.9%	8.5%		2.9%	8.7%

Gross margin	7.9%	14.7%		10.8%	15.2%
Operating margin	-2.0%	6.5%		0.1%	6.7%
Net margin	-0.3%	5.2%		0.6%	5.5%

3. Consolidated Statement of Cash Flows

-Unaudited-
			U.S. Dollar
	As of Dec 31,	As of Dec 31,	As of Dec 31,
In million of pesos	2011	2012	2012 (1)
NET MAJORITY INCOME BEFORE INCOME TAX	798	2,743	213
ITEMS THAT DO NOT REQUIRE CASH:	-	-	-
ITEMS RELATING TO INVESTING ACTIVITIES:	781	728	57
Depreciation and others	778	815	63
Income (loss) on sale of plant and equipment	5	115	9
Other Items	(3)	(202)	(16)
ITEMS RELATING TO FINANCING ACTIVITIES:	255	90	7
Interest income (expense)	58	90	7
Other Items	197	-	-
NET CASH GENERATED FROM NET INCOME BEFORE TAXES	1,834	3,560	277
CASH GENERATED OR USED IN THE OPERATION:	(1,593)	(1,738)	(135)
Decrease (increase) in accounts receivable	-	(168)	(13)
Decrease (increase) in inventories	(1,696)	(1,576)	(122)
Decrease (increase) in accounts payable	594	515	40
Decrease (increase) in other liabilities	(491)	(509)	(40)
NET CASH FLOW FROM OPERATING ACTIVITIES	241	1,822	142
INVESTING ACTIVITIES
NET CASH FLOW FROM INVESTING ACTIVITIES	(854)	(549)	(43)
Acquisition of property, plant and equipment	(662)	(836)	(65)
Proceeds from sales of property plant and equipment	(84)	30	2
Other Items	(108)	257	20
CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	(612)	1,273	99
Net cash provided by financing activities:	919	626	49
Proceeds from loans	1,995	2,939	228
Principal payments on loans	(777)	(2,046)	(159)
Dividends paid	(300)	(300)	(23)
Other items	2	33	3
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(1,141)	2,102	163
CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	4,177	3,036	236
CASH AND INVESTMENTS AT END OF PERIOD	3,036	5,138	399

4. Derivatives Financial Position

Thousands of Mexican Pesos, as of December 31, 2012
Type of Financial Instrument	Objective						Reasonable Value		Amounts Due By Year
		Notional	Value of the Related Commodity							Guaranties Required
			4Q-2012		3Q-2012		4Q-2012	3Q-2012
None	Hedge and negotiation	$ -	$0.00		$12.86		$ -	$ 2,458		The deals consider the possibility of margin calls but not another kind of guarantee

Futures for corn and Soybean meal.	Hedge	$ 143,761	Month	Price	Month	Price	$ 273	$ 15,892	2013
			Corn		Corn
			in USD per bushel		in USD per bushel
			MAR-2013	$6.9825	DEC-2012	$7.5625
			MAY-2013	$7.0030	MAR-2013	$7.5950
			JUL-2013	$6.9725	MAY-2013	$7.5650
			SEP-2013	$6.2125	JUL-2013	$7.4900
					SEP-2013	$6.5900

			Soybean Meal		Soybean Meal
			In USD per ton		In USD per ton
			MAR-2013	$419.40	DEC-2012	$486.90
			MAY-2013	$411.80	JAN-2013	$483.90
			JUL-2013	$407.30	MAR-2013	$468.40
					MAY-2013	$447.00
					JUL-2013	$435.40

Options for corn and Soybean meal	Hedge and negotiation	-$ 1,648	Month	Price			-$ 1,648	$ -	2013
			Corn
			in USD per bushel
			MAR-2013	$6.9825
			MAY-2013	$7.0030
			JUL-2013	$6.9725
			SEP-2013	$6.2125
			Soybean Meal
			In USD per ton
			MAR-2013	$419.40
			MAY-2013	$411.80
			JUL-2013	$407.30
SWAP, interest rate.	Hedge	$ 151,910	TIIE to 28 days	4.8475%	TIIE to 28 days	4.8075%	$ 151	$ 490	2013

Notes:
- The total financial instruments not exceed 5% of total assets as of December 31, 2012.
- A negative value means an unfavorable effect for the Company.
- The notional value represents the net position as of December 31, 2012 at the exchange rate of Ps.12.8704 per USD.

Thousands of Mexican Pesos, as of December 31, 2012							PROBABLE SCENARIO
Type of Financial Instrument	Reasonable Value	Value of the Related Commodity			Effect on the Income Statement
	As of December 31, 2012	Reference Value				Effect on the Cash Flow(3)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
None	$ -	$ -	$ -	$ -	Direct	$ -	$ -	$ -

		-5%	5%	10%		-5%	5%	10%
Futures of corn: (2)	$ 273	$ 6.633	$ 7.332	$ 7.681	The effect will materialize as the inventory is consumed	-$ 6,929	$ 7,474	$ 14,675

Futures of soybean meal: (2)		$ 398.43	$ 440.37	$ 461.34

Options for corn and soybean meal (2)	-$ 1,648					-$ 2,990	-$ 305	$ 1,038

		-2%	-1%	1%		-2%	-1%	1%
SWAP interest rate(4)	$ 151	2.8475%	3.8475%	5.8475%	Direct	-$ 832	-$ 340	$ 642

Notes:
- A negative value means an unfavorable effect for the Company.
- Corn and soybean meal are presented in US dollars per bushel in the case of corn and per short-tones in the case of soybean meal
- Even when table set above shows corn and soybean prices for contracts of March 2013, the effect on the cash flow corresponds to the total positions effects.

  The reference value is the exchange rate of Ps. $12.8704 per USD as of December 31, 2012
  The reference value is the Futures of corn for March 2013, $6.9825 USD/bushel and Soybean meal for March 2013, $419.400 USD/ton.
  The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.
  The reference value is the 28 days TIIE rate of 4.7550%, as of Dec 31, 2012

ANALYST COVERAGE

INSTITUTION	ANALYST	CONTACT INFO
GBM- Grupo Bursatil Mexicano, Casa de Bolsa	Miguel Mayorga Tena	mmayorga@gbm.com.mx
BBVA Research – Food & Beverage Analyst	Fernando Olvera Espinosa de los Monteros	fernando.olvera@bbva.com
Actinver, Casa de Bolsa	Eduardo Fonseca Fons	efonseca@actinver.com.mx

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally.

The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 64 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 25,000 people. In 2012, the Company reported net sales of Ps. 39.3 billion.

The Company is rated AA (MEX), representing high credit quality by Fitch Mexico, S.A. de C.V., and HR AA+ which signals that the Company and the offering both have high credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management's current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V. undertakes no obligation to publicly update or revise any forward-looking statement.

Media Contact: IR Contacts, Daniel Salazar, CFO, and Claudia Cabrera, IRO, +011-52-461-618-3555, inversionistas@bachoco.net, both of Industrias Bachoco